UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Attached as exhibits hereto and incorporated by reference herein are copies of the following materials being sent by Evogene Ltd. (“Evogene”) to its shareholders in connection with its special general meeting of shareholders (the “Meeting”) that will be held at Evogene’s offices, located at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel, on Tuesday, January 17, 2017 at 3:00 p.m., Israel time:

Exhibit 99.1	Notice, dated December 12, 2016, for the Meeting.
Exhibit 99.2 Exhibit 99.2(a) Exhibit 99.3
Cover Letter and Proxy Statement, each dated December 12, 2016, for the Meeting.
Appendix A to the Proxy Statement– updated Compensation Policy for directors and other office holders of Evogene Ltd.

Form of Proxy Card for the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016	EVOGENE LTD. (Registrant) By: /s/ Eyal Leibovitz Name: Eyal Leibovitz Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice, dated December 12, 2016, for the Special General Meeting of Shareholders of Evogene Ltd. (the “Meeting”) to be held on January 17, 2017
99.2	Cover Letter and Proxy Statement, each dated December 12, 2016, for the Meeting.
99.2(a)	Appendix A to the Proxy Statement – updated Compensation Policy for directors and other office holders of Evogene Ltd.
99.3	Form of Proxy Card for the Meeting.